SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR STRONG ½ YEAR - PROFIT UP 10% TO €596M
        TRAFFIC GROWS 7% - FULL YEAR GUIDANCE RAISED.

Ryanair, Europe's only ultra-low cost airline today (Nov 5) announced strong H1 profits up 10% to €596m as revenues increased 15% to €3.11bn, traffic grew 7% to 48m passengers, while ave. fares rose 6%.  Unit costs were up 8% mainly due to a 24% (€218m) increase in fuel.  Excluding fuel adjusted unit costs rose by 2%.

Summary H1 Results (IFRS) in Euro.

H1 Results (IFRS) €	Sep 30, 2011	Sep 30, 2012	% Change
Passengers	44.7m	48.0m	+7%
Revenue	€2,712m	€3,106m	+15%
Profit after Tax	€544m	€596m	+10%
Basic EPS(euro cent)	36.62	41.34	+13%

Ryanair's CEO Michael O'Leary said:

"The highlights of the half year include;

• Profits up 10% to €596m.
• Traffic grew 7% to 48m, a six month record.
• The fleet grew to 298 Boeing 737-800s, an all time high.
• 2 new bases Paphos (Cyprus) & Maastricht (Holland) were announced.
• 158 new routes launched (now operating over 1,500 daily flights).
• A one-off dividend of €489m was approved, payable on November 30.
• Gross cash exceeds €3.9bn, an all-time record.

Our 10% profit increase in H1 combined with traffic growth of 7% during a period of high oil prices and continuing recession\austerity in Europe was another robust result. Profits exceeded our expectations driven by a combination of strong summer bookings, particularly post the Olympics, a 6% rise in ave. fares, and lower than forecast fuel bill due to the successful implementation of our fuel savings programme.  Our fuel costs rose by €218m (+24%) as oil costs increased 18% from $83pbl to $98pbl. Excluding fuel, unit costs rose 2% during the summer period due to tight cost control despite excessive increases in Italian ATC costs and airport charges in Spain.  Ancillary revenue rose by 12% to approx. €12 per pax.

EU short-haul market
The combination of higher oil prices and EU wide recession continues to drive significant change in European aviation.  A number of EU airlines have closed this summer including Windjet (Sicily), OLT Express (Poland), and bmibaby (UK). These follow earlier collapses of both Malev (Hungary) and Spanair (Spain) in 2012.  Legacy carriers including AF\KLM, IAG, Lufthansa, SAS, and Air Berlin have all announced restructurings that include significant contraction of their short-haul operations. Charter airlines such as Thomas Cook are also cutting fleet sizes.  In contrast Ryanair continues to find profitable opportunities for growth across Europe as higher cost and less efficient competitors struggle to survive. Our new bases in Budapest and Warsaw have stimulated strong demand at Ryanair's very low fares while expansion of existing bases in Spain, the UK and Germany has delivered impressive volume and profit growth.

We expect market conditions in Europe to remain tough as recession, austerity, high fuel costs, and excessive Government taxes dampen air travel demand. Further airline failures and consolidations are inevitable given the fragmentation among European airlines and the existence of so many high cost, high fare airlines with poor punctuality records. In this environment Ryanair sees substantial opportunities to grow by deploying our industry leading low costs, low fares and on-time flights with our youngest, largest and safest fleet of Boeing 737s in Europe.

Growth opportunity
Ryanair carried 48m passengers during H1 (79m on a 12m rolling basis), and now accounts for approx. 12% of Europe's short-haul air travel market. Analysis of that market shows an industry dominated by loss-making, unreliable and inefficient airlines producing substantial revenues but unsustainable aggregate losses.  Ryanair estimates about 580m short-haul passengers are travelling at substantially higher fares with intra EU airlines that are either loss-making or producing meagre profit margins. This represents a major opportunity for Ryanair's lowest fares model- given our substantial unit cost advantage -to grow profitably to 120m passengers per annum over the next 10 years.

Regulatory obstacles to growth
European Governments and the EU Commission are limiting the potential for air travel to stimulate economic activity. Regressive air passenger taxes (UK & Germany), excessive airport charge increases (Spain, Italy and Ireland), a discredited EU emissions tax scheme and regulatory resistance to regional airport expansion are all symptoms of an anti-consumer and anti-aviation bias in policymaking. Aside from inhibiting economic growth, Europe's bureaucratic tendency towards re-regulation is giving Gulf and Asian carrier's in particular a competitive advantage over EU based airlines. A more expansive series of policy changes, to include cuts in air taxes, a suspension of the discredited ETS scheme and other regulatory failures, and the promotion of competition from underutilised regional airport capacity across Europe is urgently needed to stimulate tourism, jobs, and economic growth. Ryanair continues to campaign in favour of pro-growth, pro-consumer, lower fare policies across the EU airline sector.

Aer Lingus Update.
Under Irish Takeover Panel rules we are unable in these results to update on our offer to acquire Aer Lingus.  Accordingly we are issuing a separate announcement on this matter today.

Stansted Airport Sale.
Ryanair withdrew from the sale process for Stansted in October after we were (remarkably) excluded from the transaction by the airport's owner Ferrovial. The exclusion of Stansted's largest customer from this "customer focussed" sale process again highlights the abject failure of both the CAA and the UK Competition Commission to defend the interests of customers from monopoly abuse by Ferrovial\BAA. Ryanair believes significant traffic growth is possible at Stansted but only if the doubling of prices which occurred in 2007 (which directly led to a 25% traffic decline) is reversed. Ryanair is strongly opposed to Stansted's unjustly inflated RAB and encourages all bidders to forensically examine the true asset base (which Ryanair estimates at £640m) before making any bid for these inflated assets. The optimal future for Stansted is to increase passenger volume through a mixture of disciplined capex and highly competitive (i.e. reduced) charges that encourage sustainable long-term traffic growth. Ryanair will support any such growth plan. However, if the new owners of Stansted do not immediately and significantly cut the BAA's high and uncompetitive charges, then it is inevitable that traffic at Stansted will continue to decline as it has for 6 years in a row under the BAA's mismanagement and the CAA's failed regulatory regime, which even the UK Competition Commission has admitted is "inadequate".

Ryanair strengths
Ryanair ex fuel passenger cost of €26 during H1 is the lowest of any carrier in Europe.  Our average fare of €53 is (by some distance) the lowest price available to EU consumers.  Through disciplined management of costs, and by operating a modern, fuel efficient fleet, Ryanair can not only maintain but can further expand its cost advantage over all other competitors across Europe.  The combination of Ryanair's industry leading cost base, high cash flows and strong balance sheet, gives Ryanair the platform to embark upon its next decade of growth.  Ryanair believes it is legitimate to target an 18% + share of the EU short-haul market and in the process grow its traffic by up to 50% to approx. 120m per annum over the next decade.

Balance Sheet and hedging.
Ryanair's balance sheet is among the strongest in the global airline industry. Bloomberg recently described Ryanair as "the world's least indebted airline". At the end of H1 Ryanair had gross cash of €3.9bn, up €417m since March while free cash flow in the period was €610m. The financial strength of the business is evidenced by our recent aircraft bond issue which carried an interest cost of just under 1.7%.  Ryanair has availed of historically low interest rates to secure almost 70% of our fleet financing at an all-in rate of just over 3%.

We have recently extended our FY 14 fuel hedges to almost 50% of FY 14 at $97pbl and hedged our Q1 FY14 €/$ exchange rate on our fuel exposures at 1.30. This implies our euro fuel costs per passenger in summer '13 at current rates will rise by approx. 5%, compared to 9% in summer '12.

2ndSpecial dividend and shareholder returns.
A 2nd special dividend of €489m (€0.34 per share) was approved at our September AGM and will be paid to shareholders on November 30.  Ryanair has returned €1.53bn (via dividends and share buybacks) to shareholders over the past 5 years, and this compares with a total equity raised of just €585m since Ryanair joined the stock market in 1997. Over that period we have grown passenger volume from 3m to 79m p.a. while the fleet has expanded from 12 to 298 aircraft, and our balance sheet is in a strong net cash position.

Outlook.
Our Q2 yield and fuel cost performance was better than we originally anticipated which has boosted our profitability.  We are on target to grow traffic in FY13 by 4% to over 79m passengers.  H2 traffic will be broadly flat as we ground up to 80 aircraft to limit the impact of high oil prices, high airport fees at Stansted and Dublin, and seasonally weaker demand and yields upon the business.  We remain cautious about winter trading as we have little visibility on Q4 bookings or yields. Recession, competition and very low fare competition at new bases will constrain profitability during H2, although we now expect full year yields to rise by up to 4%. Notwithstanding these concerns, and given our H1 performance we feel it would be appropriate to raise our FY profit guidance from its previous range of €400m to €440m to a new range of €490m to €520m.

ENDS.

For further information       Howard Millar                              Joe Carmody
please contact:                     Ryanair Holdings plc                  Edelman
www.ryanair.com                 Tel: 353-1-8121212                   Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World’s favourite airline and operates more than 1,500 flights per day from 51 bases and 1,500 low fare routes across 28 countries, connecting over 170 destinations. Ryanair operates a fleet of 298 new Boeing 737-800 aircraft with firm orders for a further 7 new aircraft (before taking account of planned disposals), which will be delivered over the next year. Ryanair currently has a team of more than 8,500 people and expects to carry 79 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at September 30, 2012 (unaudited)

		At Sep 30,	At Mar 31,
		2012	2012
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,934.4	4,925.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	164.5	149.7
Derivative financial instruments		5.3	3.3
Total non-current assets		5,151.0	5,125.0

Current assets
Inventories		3.0	2.8
Other assets		90.7	64.9
Current tax		-	9.3
Trade receivables		67.4	51.5
Derivative financial instruments		129.7	231.9
Restricted cash		31.2	35.1
Financial assets: cash > 3months		2,705.7	772.2
Cash and cash equivalents		1,195.8	2,708.3
Total current assets		4,223.5	3,876.0

Total assets		9,374.5	9,001.0

Current liabilities
Trade payables		264.1	181.2
Accrued expenses and other liabilities		963.4	1,237.2
Current maturities of debt		348.5	368.4
Derivative financial instruments		34.6	28.2
Current tax		32.8	-
Total current liabilities		1,643.4	1,815.0

Non-current liabilities
Provisions		118.2	103.2
Derivative financial instruments		60.7	53.6
Deferred tax		347.1	319.4
Other creditors		120.9	146.3
Non-current maturities of debt		3,334.7	3,256.8
Total non-current liabilities		3,981.6	3,879.3

Shareholders' equity
Issued share capital	12	9.2	9.3
Share premium account		667.1	666.4
Capital redemption reserve	12	0.8	0.7
Retained earnings	12	2,928.4	2,400.1
Other reserves		144.0	230.2
Shareholders' equity		3,749.5	3,306.7

Total liabilities and shareholders' equity		9,374.5	9,001.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2012 (unaudited)

		Half-year	Half-year
		Ended	Ended
		Sep 30,	Sep 30,
		2012	2011
	Note	€M	€M
Operating revenues
Scheduled revenues		2,522.3	2,225.9
Ancillary revenues		583.8	486.5
Total operating revenues - continuing operations		3,106.1	2,712.4
Operating expenses
Staff costs		240.0	222.5
Depreciation		169.9	155.8
Fuel & oil		1,124.9	907.0
Maintenance, materials & repairs		57.7	49.3
Aircraft rentals		47.6	43.5
Route charges		285.2	271.5
Airport & handling charges		353.0	316.3
Marketing, distribution & other		115.1	96.0
Total operating expenses		2,393.4	2,061.9
Operating profit - continuing operations		712.7	650.5

Other income/(expenses)
Finance income		19.5	21.9
Finance expense		(52.8)	(54.8)
Foreign exchange (loss)/gain		(0.1)	2.0
Total other expenses		(33.4)	(30.9)
Profit before tax		679.3	619.6
Tax on profit on ordinary activities	4	(83.7)	(76.1)
Profit for the period - all attributable to equity holders of parent		595.6	543.5
Earnings per ordinary share (in € cent)
Basic	10	41.34	36.62
Diluted	10	41.20	36.56
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,440.8	1,484.1
Diluted	10	1,445.8	1,486.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2012 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Sep 30,	Sep 30,
		2012	2011
	Note	€M	€M
Operating revenues
Scheduled revenues		1,524.3	1,318.2
Ancillary revenues		297.9	238.8
Total operating revenues - continuing operations		1,822.2	1,557.0
Operating expenses
Staff costs		124.1	115.2
Depreciation		85.1	77.9
Fuel & oil		581.1	480.4
Maintenance, materials & repairs		30.0	25.8
Aircraft rentals		23.3	21.8
Route charges		147.7	138.5
Airport & handling charges		186.7	164.0
Marketing, distribution & other		63.5	52.8
Total operating expenses		1,241.5	1,076.4
Operating profit - continuing operations		580.7	480.6

Other income/(expenses)
Finance income		11.8	12.2
Finance expense		(26.4)	(27.8)
Foreign exchange gain/(loss)		0.7	(2.0)
Total other expenses		(13.9)	(17.6)
Profit before tax		566.8	463.0
Tax on profit on ordinary activities	4	(70.0)	(58.8)
Profit for the quarter - all attributable to equity holders of parent		496.8	404.2
Earnings per ordinary share (in € cent)
Basic	10	34.48	27.34
Diluted	10	34.36	27.31
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,440.8	1,478.3
Diluted	10	1,445.7	1,480.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2012 (unaudited)
	Half-year	Half-year
	Ended	Ended
	Sep 30, 2012	Sep 30, 2011
	€M	€M

Profit for the half-year	595.6	543.5

Other comprehensive income:

Cash flow hedge reserve movements:
Net movement (out of) cash flow hedge reserve	(101.8)	(228.9)

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	14.8	(8.1)
Other comprehensive (loss) for the half-year, net of income tax	(87.0)	(237.0)

Total comprehensive income for the half-year - all attributable to equity holders of Parent	508.6	306.5

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2012 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Sep 30, 2012	Sep 30, 2011
	€M	€M

Profit for the quarter	496.8	404.2

Other comprehensive income:

Cash flow hedge reserve movements:
Net movement into/(out of) cash flow hedge reserve	66.8	(32.3)

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	3.7	(11.9)
Other comprehensive income/(loss) for the quarter, net of income tax	70.5	(44.2)

Total comprehensive income for the quarter - all attributable to equity holders of Parent	567.3	360.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the half-year ended September 30, 2012

	Half-year	Half- Year
	Ended	Ended
	Sep 30,	Sep 30,
	2012	2011
	€M	€M
Operating activities
Profit before tax	679.3	619.6

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	169.9	155.8
(Increase) in inventories	(0.2)	(0.3)
(Increase) in trade receivables	(15.9)	(6.0)
(Increase) in other current assets	(25.0)	(60.2)
Increase in trade payables	82.9	71.5
(Decrease) in accrued expenses	(271.9)	(325.2)
(Decrease)/increase in other creditors	(25.4)	5.9
Increase in provisions	15.0	5.4
(Increase)/decrease in finance expense	(1.8)	1.5
(Decrease) in finance income	(0.8)	(8.0)
Retirement costs	0.1	(0.1)
Share based payments charge/(credit)	1.0	(1.5)
Income tax refunded/(paid)	0.2	(1.8)
Net cash provided by operating activities	607.4	456.6

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(179.1)	(26.5)
Decrease in restricted cash	3.9	7.8
(Increase) in financial assets: cash > 3months	(1,933.5)	(1,185.0)
Net cash used in investing activities	(2,108.7)	(1,203.7)

Financing activities
Net proceeds from shares issued	0.7	2.8
Proceeds from long term borrowings Repayments of long term borrowings	237.1 (181.5)	- (163.8)
Shares purchased under share buy-back programme 12	(67.5)	(85.1)
Net cash used in financing activities	(11.2)	(246.1)

(Decrease) in cash and cash equivalents	(1,512.5)	(993.2)
Cash and cash equivalents at beginning of the period	2,708.3	2,028.3
Cash and cash equivalents at end of the period	1,195.8	1,035.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2012

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the half-year	-	-	-	543.5	-	-	-	543.5
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(228.9)	-	(228.9)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(8.1)	(8.1)
Total other comprehensive income	-	-	-	-	-	(228.9)	(8.1)	(237.0)
Total comprehensive income	-	-	-	543.5	-	(228.9)	(8.1)	306.5
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.2	-	2.8	-	-	-	-	2.8
Repurchase of ordinary equity shares	(27.0)	-	-	(85.1)	-	-	-	(85.1)
Cancellation of repurchased ordinary shares	-	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	(1.5)	(1.5)
Transfer of exercised and expired share based awards	-	-	-	1.2	-	-	(1.2)	-
Balance at September 30, 2011	1,463.8	9.3	662.1	2,427.2	0.7	28.5	48.8	3,176.6
Profit for the half-year	-	-	-	16.9	-	-	-	16.9
Other comprehensive income
Net actuarial losses from retirement benefits plan	-	-	-	(6.3)	-	-	-	(6.3)
Net movements into cash flow reserve	-	-	-	-	-	110.1	-	110.1
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	43.8	43.8
Total other comprehensive income	-	-	-	(6.3)	-	110.1	43.8	147.6
Total comprehensive income/(expense)	-	-	-	10.6	-	110.1	43.8	164.5
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.3	-	4.3	-	-	-	-	4.3
Repurchase of ordinary equity shares	-	-	-	(39.5)	-	-	-	(39.5)
Cancellation of repurchased ordinary shares	(9.5)	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	0.8	0.8
Transfer of exercised and expired share based awards	-	-	-	1.8	-	-	(1.8)	-
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2012 (unaudited) (cont.)

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7
Profit for the half-year	-	-	-	595.6	-	-	-	595.6
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(101.8)	-	(101.8)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	14.8	14.8
Total other comprehensive income	-	-	-		-	(101.8)	14.8	(87.0)
Total comprehensive income	-	-	-	595.6	-	(101.8)	14.8	508.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.2	-	0.7	-	-	-	-	0.7
Repurchase of ordinary equity shares	-	-	-	(67.5)	-	-	-	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	-	1.0	1.0
Transfer of exercised and expired share based awards	-	-	-	0.2	-	-	(0.2)	-
Balance at September 30, 2012	1,440.8	9.2	667.1	2,928.4	0.8	36.8	107.2	3,749.5

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Summary half-year ended September 30, 2012

Profit after tax increased by 10% to €595.6m compared to €543.5m in the half-year ended September 30, 2011 primarily due to a 6% increase in average fares and strong ancillary revenues, offset by a 24% increase in fuel costs.  Total operating revenues increased by 15% to €3,106.1m as average fares rose by 6%.  Ancillary revenues grew by 20%, faster than the 7% increase in passenger numbers, to €583.8m due to a combination of an improved product mix and the roll out of reserved seating across the network.  Total revenue per passenger, as a result, increased by 7% whilst Load Factor decreased by 1 point to 84% during the period compared to the period ended September 30, 2011.

Total operating expenses increased by 16% to €2,393.4m, primarily due to an increase in fuel prices, the higher level of activity, the strength of sterling to the euro and operating costs associated with the growth of the airline.  Fuel, which represents 47% of total operating costs compared to 44% in the comparative period, increased by 24% to €1,124.9m due to the higher price per gallon paid and a 6% increase in the number of hours flown.  Unit costs excluding fuel increased by 2%, including fuel unit costs rose by 8%.  Operating margin decreased by 1 point to 23% whilst operating profit increased by 10% to €712.7m.

Net margin was down 1 point to 19%, compared to September 30, 2011.

Basic earnings per share for the period were 41.34 euro cent compared to basic earnings per share of 36.62 euro cent at September 30, 2011.

Balance sheet
Gross cash increased by €417.1m since March 31, 2012 to €3,932.7m and Gross debt increased by €58.0m to €3,683.2m.  As a result we have moved from Net debt of €109.6m at March 31, 2012 to Net cash of €249.5m at September 30, 2012. The Group generated cash from operating activities of €607.4m which funded net capital expenditure of €179.1m, debt repayments, and a €67.5m share buy-back programme.

Detailed Discussion and Analysis for the half-year ended September 30, 2012

Profit after tax increased by 10% to €595.6m primarily due to a 6% increase in average fares and strong ancillary revenues offset by a 24% rise in fuel costs.  Total operating revenues increased by 15% to €3,106.1m primarily due to a 6% increase in average fares, a 7% rise in passenger numbers and strong ancillary revenue.  Fuel, which represents 47% of total operating costs, compared to 44% in the prior year, increased by 24% to €1,124.9m due to a higher price per gallon paid and a 6% increase in the number of hours flown.  Unit costs excluding fuel rose by 2%, including fuel unit costs rose by 8%.  Operating margin, as a result of the above, decreased by 1 point to 23% whilst operating profit increased by 10% to €712.7m.

Total operating revenues increased by 15% to €3,106.1m primarily due to a 6% rise in average fares which was partially impacted by the strength of sterling to the euro, a 7% increase in passenger numbers to 48.0m and strong ancillary revenues.

Total revenue per passenger rose by 7%, primarily due to a 6% increase in average fare and strong growth in ancillary revenues.
Scheduled passenger revenues increased by 13% to €2,522.3m due to a 7% increase in passengers and a 6% rise in average fares, and was partially assisted by the strength of sterling to the euro.  Load factor decreased by 1 point to 84%.

Ancillary revenues increased by 20% to €583.8m, faster than the 7% increase in passenger volume, due to a combination of an improved product mix, the network roll out of reserved seating, and higher internet related revenues.

Total operating expenses increased by 16% to €2,393.4m due to the 24% rise in fuel costs, increased costs associated with the growth of the airline, and the negative impact of the strength of sterling to the euro.

Staff costs increased by 8% to €240.0m due to a 6% increase in flight hours and a 2% pay increase for flight crew granted in April 2012.

Depreciation and amortisation increased by 9% to €169.9m due to a combination of the increased level of activity and a higher number of 'owned' aircraft in the fleet this period (September 30, 2012: 243) compared to the half-year ended September 30, 2011 (221).

Fuel & oil costs increased by 24% to €1,124.9m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 17% to €57.7m, due to the higher level of activity, line maintenance costs arising from the launch of new bases, and handback provisions for leased aircraft.

Aircraft rental costs increased by 9% to €47.6m, due to a net increase in the number of average leased aircraft in the fleet from 52 to 55 and the negative impact of higher lessor financing costs for 8 new leased aircraft.  We handed back 4 aircraft in the half-year due to the maturity of leases.

Route charges rose by 5% to €285.2m due to the increased number of sectors flown, offset by a slightly shorter sector length.

Airport & handling charges increased by 12% to €353.0m, due to the 8% increase in sectors flown, increased charges in Spain, a quadrupling of ATC charges in Italy, the mix of new routes and bases launched, and the strength of sterling to the euro.

Marketing, distribution & other costs increased by €19.1m to €115.1m, reflecting higher marketing spend per passenger due to the launch of 6 new bases and new routes compared to the period ending September 30, 2011.  Ancillary costs rose due to the increased level of sales.

Operating margin decreased by 1 point due to the reasons outlined above and operating profits have increased by 10% to €712.7m.

Finance income decreased by 11% to €19.5m primarily due to the decline in interest rates, particularly for deposits placed with highly rated financial institutions, which resulted in lower yields.

Finance expense decreased by 4% to €52.8m primarily due to lower interest rates in the year compared to the half-year ended September 30, 2011.
Balance sheet
Gross cash increased by €417.1m since March 31, 2012 to €3,932.7m and Gross debt increased by €58.0m to €3,683.2m.  As a result we have moved from Net debt of €109.6m at March 31, 2012 to Net cash of €249.5m at September 30, 2012. The Group generated cash from operating activities of €607.4m which funded net capital expenditure of €179.1m, debt repayments and a €67.5m share buy-back programme.

Shareholders' equity increased by €442.8m in the half-year to €3,749.5m due to the net profit after tax of €595.6m offset by share buy-backs and the impact of IFRS accounting treatment for derivatives, available for sale financial assets and employee share options.

Detailed Discussion and Analysis for the quarter ended September 30, 2012

Profit after tax increased by 23% to €496.8m primarily due to a 7% increase in average fares and strong ancillary revenues offset by a 21% rise in fuel costs.  Total operating revenues increased by 17% to €1,822.2m primarily due to a 7% increase in average fares, and an 8% rise in passenger numbers.  Fuel, which represents 47% of total operating costs compared to 45% in the prior year, increased by 21% to €581.2m due to a higher price per gallon paid and a 7% increase in the number of hours flown.  Unit costs excluding fuel rose by 2%, including fuel unit costs rose by 6%.  Operating margin, as a result of the above, increased by 1 point to 32% whilst operating profit rose by 21% to €580.7m.

Total operating revenues increased by 17% to €1,822.2m primarily due to a 7% increase in average fares which was partially impacted by the strength of sterling to the euro, an 8% increase in passenger numbers to 25.5m and strong ancillary revenues.

Total revenue per passenger rose by 8%, primarily due to a 7% increase in average fare and strong growth in ancillary revenues.

Scheduled passenger revenues increased by 16% to €1,524.3m due to an 8% rise in passengers and a 7% increase in average fares, and was partially assisted by the strength of sterling to the euro.  Load factor remained flat at 87%.

Ancillary revenues increased by 25% to €297.9m, faster than the 8% increase in passenger volume, due to a combination of an improved product mix, the roll out of reserved seating and higher internet related revenues.

Total operating expenses increased by 15% to €1,241.5m due to the 21% rise in fuel costs, increased costs associated with the growth of the airline and the negative impact of the strength of sterling to the euro.

Staff costs increased by 8% to €124.1m due to a 7% increase in flight hours and a 2% pay increase for flight crew granted in April 2012.

Depreciation and amortisation increased by 9% to €85.1m due to a combination of the increased level of activity and a higher number of 'owned' aircraft in the fleet this quarter (September 30, 2012: 243) compared to the quarter ended September 30, 2011 (221).

Fuel & oil costs increased by 21% to €581.2m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 16% to €30.0m, due to the higher level of activity, line maintenance costs arising from the launch of new bases, and handback provisions for leased aircraft.

Aircraft rental costs increased by 7% to €23.3m, due to a net increase in the number of average leased aircraft from 53 to 55, and the negative impact of higher lessor financing costs for 8 new leased aircraft.  We handed back 4 aircraft in the quarter ended June 30, 2012 due to the maturity of leases.

Route charges rose by 7% to €147.7m due to the increased number of sectors flown, offset by a slightly shorter sector length.

Airport & handling charges increased by 14% to €186.7m, due to the 9% increase in sectors flown, increased charges in Spain, a quadrupling of ATC charges in Italy, the mix of new routes and bases launched and the strength of sterling to the euro.

Marketing, distribution & other costs increased by €10.7m to €63.5m, reflecting higher marketing spend per passenger due to the launch of an additional 6 new bases and new routes compared to the quarter ended September 30, 2011.  Ancillary costs rose due to the increased level of sales.

Operating margin increased by 1 point due to the reasons outlined above and operating profits have increased by 21% to €580.7m.

Finance income decreased by 3% to €11.8m primarily due to the decline in interest rates, particularly for deposits placed with highly rated financial institutions, which resulted in lower yields.

Finance expense is down by 5% to €26.4m primarily due to lower interest rates in the quarter compared to the quarter ended September 30, 2011.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2012 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Principal risks and uncertainties relating to the remaining six months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the six month period ended September 30, 2012 compared to the six month period ended September 30, 2011, including important events that occurred during the half-year, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 94 and 95 of our 2012 Annual Report.  Mr. Paolo Pietrogrande resigned on September 21, 2012.

Related party transactions

Please see note 13.

Post balance sheet events

Please see note 14.
Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The unaudited condensed consolidated interim financial statements of the Company for the six months ended September 30, 2012 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2012 Annual Report for the year ended March 31, 2012, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2012, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2012 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2012, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditors' report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six months ended September 30, 2012 on November 2, 2012.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the period ended September 30, 2012, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IAS 1 (amendment 2011) "Presentation of items of other comprehensive income" (effective for fiscal periods beginning on or after July 1, 2012).

• IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 19 (amendment 2011) "Employee benefits" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

• Amendments to IFRS 7: "Disclosures - Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2013).

• Annual improvements to IFRSs (issued May 2012 ) (effective for fiscal periods beginning on or after January 1, 2013)

• Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32): (effective for fiscal periods beginning on or after January 1, 2014).

• IFRS 9 Financial Instruments (IFRS 9 (2010)) (effective for fiscal periods beginning on or after January 1, 2015).

2. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the half-year ended September 30, 2012 was 12.3% (September 30, 2011: 12.3%).  The tax charge for the half-year ended September 30, 2012 of €83.7m (September 30, 2011: €76.1m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €1.0m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7. Capital commitments

At September 30, 2012 Ryanair had an operating fleet of 298 (2011: 277) Boeing 737-800 aircraft and had firm orders for an additional 7 Boeing 737-800's.  The delivery of these firm order aircraft will increase the fleet size (net of lease hand-backs) to 305 aircraft by March 31, 2013.

8. Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €149.7m at March 31, 2012 to €164.5m at September 30, 2012 is comprised of a gain of €14.8m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from €0.94 per share at March 31, 2012 to €1.03 per share at September 30, 2012.  On August 29, 2012 the EU Competition Commission announced that the proposed merger would enter a phase 2 review.

9. Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.  The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2012	2011
	€M	€'M
External revenues	3,106.1	2,712.4

Reportable segment profit after income tax	595.6	543.5

	At Sep 30, 2012 €M	At Mar 31, 2012 €M
Reportable segment assets (excludes the available for sale financial asset)	9,210.0	8,851.3

10. Earnings per share

	Half-year	Half-year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2012	2011	2012	2011

Basic earnings per ordinary share euro cent	41.34	36.62	34.48	27.34
Diluted earnings per ordinary share euro cent	41.20	36.56	34.36	27.31
Weighted average number of ordinary shares (in M's) - basic	1,440.8	1,484.1	1,440.8	1,478.3
Weighted average number of ordinary shares (in M's) - diluted	1,445.8	1,486.6	1,445.7	1,480.2

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 5.0m (2011: 2.5m).

11. Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the half-year amounted to €179.1m and is primarily aircraft.

12. Share buy-back

On March 29, 2012, the Company agreed to buy back 15.0m ordinary shares at a cost of €67.5m.  This trade settled in early April 2012.  This is equivalent to approximately 1.0% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 15.0m ordinary shares with a nominal value of €0.1m and the capital redemption reserve increased by a corresponding €0.1m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13. Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2012 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14. Post balance sheet events

At the Company's AGM on September 21, 2012 a dividend of €0.34 per ordinary share was approved by the shareholders. The Ex-dividend date is November 14, 2012. The dividend will be paid on November 30, 2012.

Otherwise, there are no significant post balance sheet events.

                                          Ryanair Holdings plc
                        Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2012 Annual Report (excluding Mr Paolo Pietrogrande who resigned on September 21, 2012) confirm that, to the best of each person's knowledge and belief:

1)   The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2012, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002.

2) The interim management report includes a fair review of the information required by:

            (i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2012 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2013; and

            (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2012 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2012 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                     Michael O'Leary
Chairman                                                                    Chief Executive
November 2, 2012

Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by Ryanair Holdings plc ("the Company") to review the condensed consolidated interim financial statements for the six months ended September 30, 2012, which comprise the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders' equity and the related notes.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK's Financial Services Authority ("the FSA").  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board and as adopted by the European Union ('EU').  The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, "Interim Financial Reporting," as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2012 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

Sean O'Keefe
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
November 2, 2012
1 Stokes Place
St Stephens Green
Dublin 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 November, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary